Exhibit 99.1

Rogers Communications Declares 48 Cents per Share Quarterly Dividend

July 4, 2017 Payment Date Following June 12, 2017 Record Date

Quarterly Dividend of 48 Cents per Share Declared by Board

TORONTO, April 18, 2017 -- Rogers Communications Inc. (“Rogers”) announced today that its Board of Directors declared a quarterly dividend totaling 48 cents per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares.

The quarterly dividend declared today will be paid on July 4, 2017 to shareholders of record on June 12, 2017. Such quarterly dividends are only payable as and when declared by Rogers’ Board and there is no entitlement to any dividend prior thereto.

About Rogers:

Rogers is a leading diversified Canadian communications and media company that's working to deliver a great experience to our customers every day. We are Canada's largest provider of wireless communications services and one of Canada's leading providers of cable television, high-speed Internet, information technology, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping, magazines, and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information:

Investor Relations, 416.935.7777, investor.relations@rci.rogers.com